SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(AMENDMENT NO.     )*

Aldel Financial Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 Par Value
(Title of Class of Securities)

01407X203**
(CUSIP Number)

April 12, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
[X] Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**Reflects the CUSIP for the Issuer's Units, as described below.

CUSIP No. 01407X203	Page 2 of 6 pages

1	NAMES OF REPORTING PERSONS
S. Robson Walton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,000,000

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,000,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 01407X203	Page 3 of 6 pages

Item 1(a).	Name of Issuer:

 Aldel Financial Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

 105 S. Maple Street, Itasca, Illinois 60143

Item 2(a).	Name of Person Filing:

 S. Robson Walton

Item 2(b).	Address of Principal Business Office or, if none, Residence:

PO Box 1860, Bentonville, AR 72716-0105

Item 2(c).	Citizenship:

 United States

Item 2(d).	Title of Class of Securities:

 Class A Common Stock, $0.0001 Par Value

Item 2(e).	CUSIP Number:

 01407X203

CUSIP No. 01407X203	Page 4 of 6 pages

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

Not applicable

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.	Ownership.

(a)	Amount beneficially owned: 1,000,000

(b)	Percent of class: 8.3%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,000,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,000,000

(iv)	Shared power to dispose or to direct the disposition of: 0

The reporting person beneficially owns 1,000,000 Units, with each Unit consisting of one share of Class A Common Stock, $0.0001 par value, and one-half of one redeemable warrant to purchase Class A Common Stock, $0.0001 par value that were purchased in the initial public offering.  The amount of Class A Common Stock reported above excludes the rights to receive shares (“Rights”) and warrants to purchase shares (“Warrants”), if any, underlying any Units and/or held directly by the Reporting Person, because the Reporting Person does not have the right to acquire the shares underlying the Rights or Warrants within 60 days. There were 12,050,000 shares outstanding as of April 12, 2021, according to the Issuer’s Form 8-K, filed on April 12, 2021.  The shares reported above are held of record by Lake Avenue Investments, LLC, over which Mr. Walton exercises sole investment power.

CUSIP No. 01407X203	Page 5 of 6 pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

 Not applicable.

Item 8.	Identification and Classification of Members of the Group.

 Not applicable.

Item 9.	Notice of Dissolution of Group.

 Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 01407X203	Page 6 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 2021

/s/ S. Robson Walton
S. Robson Walton